Schedule 13D -- Information to Be Included in Statements
Filed Pursuant to Rule 13d-1(a) and Amendments Thereto
Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. --)*
(Name of Issuer)
10:    Patient Safety Technologies Inc.
11:    (Title of Class of Securities)
12:    Common Stock (Restricted)
13:    (CUSIP Number)
70322H106
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
MCS Financial Advisors
360 East 10th Avenue, Suite 200; Eugene, OR 97401
(541) 345-7023
(Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Sch 13G to report the acquisition that is the subject of this Sch 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]
Note: Scheds filed in paper format shall include a signed original and five copies of the schedule, including all exs. See Rule 13d-7(b)
 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 	70322H106

(1) Names of reporting persons 	MCS Financial Advisors
I.R.S. Identification Nos. of above persons (entities only)

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)
(3) SEC use only
(4) Source of funds (see instructions) 	PF
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization     Oregon
Number of shares beneficially owned by each reporting person with:

(7)Sole Voting Power............................................................

(8)Shared Voting Power	1,120,000
(9)Sole Dispositive Power.......................................................

(10)Shared Dispositive Power	1,120,000

(11)Aggregate Amount Beneficially Owned by Each Reporting Person	1,120,000

(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)Percent of Class Represented by Amount in Row (11)	11.8%

(14)Type of Reporting Person (See Instructions)

Investment Adviser	IA